Exhibit 11


Statement Re Computation of Per Share Earnings
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Basic  earnings per share of $.87 for the third quarter of 1998 were computed by dividing net income of $29,231,125 by the weighted average number of shares of common stock outstanding during the quarter of 33,476,116.